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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           1st Net Technologies, Inc.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $0.001 Par Value
                          ------------------------------
                          (Title of Class of Securities)


                                   3358 1Q 10 0
                                  --------------
                                  (CUSIP Number)


                                 October 25, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                              SCHEDULE 13G

    CUSIP No.  3358 1Q 10 0

1   NAME OF REPORTING PERSON

     James H. Watson, Jr.
     Entrepreneur Investments, LLC, a Colorado limited liability company


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
     Not applicable                                           (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

     James H. Watson, Jr.: United States Citizen
     Entrepreneur Investments, LLC: Colorado


5   SOLE VOTING POWER

     James H. Watson, Jr. has sole voting power over 33,500 shares. Entrepreneur Investments, LLC has sole voting power over no shares.


6   SHARED VOTING POWER

     James H. Watson, Jr. and Entrepreneur Investments, LLC have shared voting power over 657,500 shares by virtue of the fact that such shares are owned of record by Entrepreneur Investments, LLC and Mr. Watson is the sole owner of such entity.


7   SOLE DISPOSITIVE POWER

     James H. Watson, Jr. has sole dispositive power over 33,500 shares.


8   SHARED DISPOSITIVE POWER

     James H. Watson, Jr. and Entrepreneur Investments, LLC have shared dispositive power over 657,500 shares by virtue of the fact that such shares are owned of record by Entrepreneur Investments, LLC and Mr. Watson is the sole owner of such entity.


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     James H. Watson, Jr. - 691,000 shares
     Entrepreneur Investments, LLC - 657,500 shares


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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
    (See Instructions)

     Not applicable


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     James H. Watson, Jr. - 11.5%
     Entrepreneur Investments, LLC - 10.95%


12  TYPE OF REPORTING PERSON (See Instructions)

     James H. Watson, Jr.: IN
     Entrepreneur Investments, LLC: 00


Item 1.

     (a)  Name of Issuer:  1st Net Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          11423 West Bernardo Court
          San Diego, California  92127

Item 2.

     (a)  Name of Person Filing:

          James H. Watson, Jr.
          Entrepreneur Investments, LLC


     (b)  Address of Principal Business Office:

          James H. Watson, Jr.
          11423 West Bernardo Court
          San Diego, California  92127

          Entrepreneur Investments, LLC
          11423 West Bernardo Court
          San Diego, California  92127

     (c)  Citizenship:

          James H. Watson: United States Citizen
          Entrepreneur Investments, LLC: Colorado

     (d)  Title of Class of Securities:  Common Stock, $0.001 par value

     (e)  CUSIP No.:  3358 1Q 10 0




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Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable.


Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          James H. Watson, Jr. - 691,000 shares
          Entrepreneur Investments, LLC - 657,500 shares

     (b)  Percent of Class:

          James H. Watson, Jr. - 11.5%
          Entrepreneur Investments, LLC - 10.95%

     (c)  Number of shares as to which James H. Watson, Jr. LLC has:

          (i)  sole power to vote or to direct the vote:      33,500 shares
         (ii)  shared power to vote or to direct the vote:   657,500 shares*
        (iii)  sole power to dispose or to direct the
               disposition of:                                33,500 shares
         (iv)  shared power to dispose or to direct the
               disposition of:                               657,500 shares*


           Number of shares as to which Entrepreneur Investments, LLC has:

          (i)  sole power to vote or to direct the vote:     None
         (ii)  shared power to vote or to direct the vote:   657,500 shares*
        (iii)  sole power to dispose or to direct the
               disposition of:                               None
         (iv)  shared power to dispose or to direct the
               disposition of:                               657,500 shares*

            * James H. Watson, Jr. and Entrepreneur Investments, LLC have shared voting and dispositive power over 657,500 shares by virtue of the fact that such shares are owned of record by Entrepreneur Investments, LLC and Mr. Watson is the sole owner of such entity.


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

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Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 21, 2000


                                          /s/ James H. Watson, Jr.
                                          ------------------------------
                                          James H. Watson, Jr.



                                          ENTREPRENEUR INVESTMENTS, LLC



                                          By: /s/ James H. Watson, Jr.
                                              --------------------------
                                              James H. Watson, Jr. -
                                              General Managing Member













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